Sierchio & Company, LLP
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110 EAST 59TH STREET
New York, New York 10022

Telephone (212) 246-3030
Facsimile (212) 485-0208

February 18, 2009

By Edgar

U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention:  Mara L. Ransom
Mail Stop: 3561

Re:	International Energy, Inc.
PreEffective Amendment No. 2 (filed on February 18, 2008) to the Registration Statement on Form S-1filed on June 23, 2008 (the “Registration Statement”)
SEC File No. 333-151828

Dear Sir or Madame:

We have been authorized on behalf of International Energy, Inc. (the “Company”) to submit this letter in response to the comments set forth in your letter dated January 14th, 2009 relating to Amendment No. 1 to the Company’s Registration Statement.  Please note that contemporaneously herewith, the Company has filed Pre-Effective Amendment No. 2 to the Registration Statement in further compliance with the January 14th Letter.

Please note that the responses set forth below are keyed to the numbered comments set forth in the January 14th Letter.

1.            As discussed telephonically with the Staff, at the time of the Company’s original “listing” on the OTC Bulletin Board it did in fact have a mandatory filing requirement by virtue of its original registration statement having been declared effective.  Hence, it did satisfy the OTC Bulletin Board eligibility requirements; since  the date that its common stock was first quoted for trading on the OTC Bulletin Board (approximately nine years ago) the Company has never been delinquent in its filings with the US Securities and Exchange Commission, remaining in full compliance with the OTC Bulletin Board eligibility rules as applied.  It should be also noted that once the Registration Statement is declared effected its filing obligations will once again be mandatory.

2.            The beneficial ownership of the identified Selling Stockholder is 4.9% not the 5.2% previously disclosed. Pursuant to the terms of the Series B Warrants a holder of the Series B Warrant does not have the right to exercise any portion of the Series B Warrant to the extent that after giving effect to such exercise the holder (together with the holder’s affiliates, and any other person or entity acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 4.9% of the Company’s issued and outstanding stock.

Sierchio & Company, LLP

U.S. Securities and Exchange Commission
February 18, 2008
Attention:  Mara L. Ransom
Re: International Energy, Inc.
SEC File No. 333-151828

3.           Because the Company does not have a class of stock registered under Section 12(g) of the Securities Exchange Act of 1934, the mandatory filing of Schedules 13D and 13G is not required.

4.           The following undertaking has been added as requested:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

5.           The Power of Attorney (previously included as part of the Signature Page) has been attached as Exhibit 99.1.

The Company has further amended and updated the Registration Statement as required to more fully reflect the Company’s operations as of the date of the filing of Pre-Effective Amendment No. 2.

We hope that you find the foregoing responsive to the Staff’s comments. The Company appreciates your prompt attention to this filing.

Very truly yours,

Sierchio & Company, LLP

By:	/s/ Joseph Sierchio

Joseph Sierchio

cc.:	International Energy, Inc.
Charles Bell